# U.S. Securities and Exchange Commission

## Form C - Offering Statement Pursuant to Regulation Crowdfunding

### 1. Issuer Information

Name of Issuer: Tollers and Jack, LLC

Entity Type: Limited Liability Company

Jurisdiction of Incorporation/Organization: Utah

Date of Incorporation: September 27, 2022

Principal Place of Business: 1795 E. Ellen Way, Sandy, Utah 84092

Website: www.tollersandjack.com

Future Form C-AR filing may be found at www.tollersandjack.com/documents

### 2. Directors of the Company

| Name | Title | Principal Occupation | Dates of Service |
|---|---|---|---|
| Arthur VanWagenen | Manager | Manager, Tollers and Jack, LLC | 09/2022–Present |
| George Judd Funk | Manager | Manager, Tollers and Jack, LLC | 09/2022–Present |
| VanWagenen has worked in business affairs at Angel Studios since August 2022. Prior to that he lead Excel Ent. for 10 years. | | Since 2012 Funk has been a partner at One, LLC, an entertainment law firm based in CA and has taught in the film and law school at Chapman University since 2010. | |

### 3. Officers of the Company

| Name | Title | Responsibilities | Dates of Service |
|---|---|---|---|

| | | | |
|---|---|---|---|
| Arthur VanWagenen | Manager | Co-manages business operations and strategy | 09/2022–Present |
| George Judd Funk | Manager | Co-manages business operations and finance | 09/2022–Present |

## 4. Principal Security Holders

| Preferred | Common | Voting Rights | Economic Rights |
|---|---|---|---|
| 100,000* (of 10,000,000) | 100 (of 100) | Common units are the only voting units | First, 100% to Preferred holders until 115% is returned; then 50% to Preferred Units and 50% to Common Units |
| 15,000** SAFE note | | | |

*NB:. The 100,000 in Preferred Units were issued pursuant to an exempt private offering under Rule 4(a)(2) of the Securities and Exchange Act.

**NB: We have taken a $15,000 investment [from the Angel Acceleration Fund] to finance the first draft of the screenplay in the form of a SAFE note entitling AAF to convert the investment into Preferred Units any time after January 5, 2025.

Preferred Units have no voting rights and distribution rights according to the chart above and the operating agreement.

## 5. Business and Purpose
Description of the Business:

Tollers and Jack, LLC is a single purpose limited liability company created to develop, own, and produce a feature length film for theatrical release about the friendship between C.S. Lewis and J.R.R. Tolkien.

We have two (2) employees (managers) and three (3) contractors (writer, director, line producer) working on behalf of the Company.

Planned Use of Proceeds:

- Pre-production development, including casting director and script polish: 90%
- Platform fees and legal: 10%

## 6. Offering Details

Amount Raised to Date: $100,000 from our manager and his personal acquaintance for the production of the proof-of-concept short film that is serving as the basis of the feature film. An additional $15,000 was provided by the Angel Acceleration Fund as a note for the creation of the first draft of the feature screenplay and will be paid back plus interest at the start of principal photography.

Target Offering Amount: $91,000

Maximum Offering Amount: $124,000 accepted first-come, first-serve

Deadline to Reach Target: July 8, 2025

**NOTE: If the sum of the investment commitments does not equal or exceed the Target Offering Amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.**

Price Per Security: $1.00 was the price determined to match the actual dollar amount invested by all preferred unit holders; it does not reflect an actual valuation since the value of the company will be determined by box office performance after completion of the film.

Type of Security Offered: Class A Preferred Units per the Company's Operating Agreement.

Minimum Investment Amount: $100

The Funding Portal will receive 6% of the closed offering amount and a reimbursement for any out of pocket expenses paid on its behalf.

You may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates, pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. The Intermediary has the ability to reject any investment commitment and may cancel or rescind the Company's offer to sell the Securities at any time for any reason.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned;

## 7. Risks

Risks Related to the Issuer and our Business:

***The Issuer's assumptions concerning future operations may not be realized***. The Issuer's goal is to produce a commercially profitable motion Picture using a production budget as set forth in the exhibit below. The Issuer's projected results are dependent on the successful implementation of the Issuer's business plan and strategies and are based on hypothetical assumptions and events over which the Issuer has only partial or no control. While management believes that its goals and objectives are reasonable and achievable, no assurance can be given that they will be realized. The revenue we could generate will vary greatly based on factors that we cannot quantify, including things such as ultimate cost of production, methods of distribution later negotiated, audience interest, general economic outlook, etc.

***Management will have broad discretion as to the use of the proceeds from the Offering***. The Issuer's management will have broad discretion as to the use of the net proceeds from the Offering for the purpose of producing the Picture. Investors will be relying on the judgment of the Issuer's management regarding the use of the proceeds for the purpose of producing the Picture. The production of the Picture will require many other highly-skilled creative and production personnel, including cinematographers, editors, costume designers, set designers, sound technicians, lighting technicians, and actors. Although the Issuer expects to find high quality candidates to fill these positions, there can be no assurance of their cooperation and participation through completion of the Picture. Replacing key talent could delay production or reduce the quality of the Picture, which would impair the Issuer's revenue. Also, many of these positions will require the Issuer to hire members of unions or guilds. As a result, the Issuer's ability to terminate unsatisfactory or non-performing works could be adversely affected by existing union or guild contracts and regulations. This could delay production of the Picture and significantly increase costs. The Issuer is a newly formed company and has no history upon which Investors can evaluate the Issuer.

***The Issuer was recently formed for the purpose of developing, producing and distributing the Picture***. Accordingly, the Issuer has no operating history on which prospective investors may evaluate the Issuer's business and prospects. The Issuer has no revenues and requires, in part, the net proceeds from the sale of the Securities to fund development and production of the Picture. If and when production of the Picture commences, no assurance can be given that the Picture will receive market acceptance when produced. The Issuer is a new company and faces all of the risks of a start-up company. The Issuer will encounter challenges and difficulties frequently experienced by early-stage companies, including the expenses, difficulties, complications and delays frequently encountered in connection with the formation and commencement of operations, the production and distribution of a motion picture, and the competitive environment in which the Issuer intends to operate. The Issuer may not successfully address any of these risks. If the Issuer does not successfully address these risks, the Issuer's business will be seriously harmed. The Issuer's officers control the Issuer and the Issuer currently has no independent directors. This could lead to unintentional subjectivity in matters of corporate governance, especially in matters of compensation and related-party transactions. The Issuer also does not currently benefit from the advantages of having any independent directors, including bringing an outside perspective on strategy and control, adding new skills and knowledge that may not be available within the Issuer.

***The Issuer's success depends on the successful production and distribution of a single motion picture and the Issuer is unable to diversify its investment to reduce its risk of failure***.  The Issuer was formed for the sole purpose of developing and producing the

Picture, and therefore will only produce the Picture and create additional content and merchandise based upon the Picture. No assurance can be given that the Issuer's management team will be able to successfully develop, produce and make arrangements for the distribution of the Picture. Because the Issuer will have only one asset, the Picture, the Issuer is more vulnerable to unanticipated occurrences than a more diversified business. The development, production, completion and distribution of the Picture is subject to numerous uncertainties, including financing requirements, personnel availability and the release schedule of competing television Picture and films. There may be additional problems which could adversely affect the Issuer's profitability, including (without limitation) public taste, which is unpredictable and susceptible to change; competition with other films and/or shows, motion pictures and other leisure activities; advertising costs; uncertainty with respect to release dates; and the failure of other parties to fulfill their contractual obligations and other contingencies. No assurance can be given that the Issuer will be able to successfully develop, produce, distribute, or realize any revenue from the Picture. Failure to develop, produce, distribute or realize any such revenues will have a material adverse effect on the Issuer's business, operating results and financial condition. Additionally, the Issuer's lack of diversification may make it vulnerable to oversupplies in the market. Most of the major production studios in the United States are part of large diversified corporate groups with a variety of other operations, including television networks and cable channels, which can provide means of distributing their products. The number of productions released by the Issuer's competitors, particularly the major United States production studios, in any given period may create an oversupply of product in the market and may make it difficult for the Issuer to succeed.

***Because the television industry business is highly speculative, the Issuer may never achieve profitability***. The motion picture industry is highly speculative and involves a substantial degree of risk. No assurance can be given of the economic success of any motion picture since the revenues derived from the production and distribution of such products primarily depend on its acceptance by the public, which cannot be predicted. The commercial success of a motion picture also depends on the quality and acceptance of competing products and shows released into the marketplace at or near the same time, the availability of alternative forms of entertainment and leisure time activities, general economic conditions and other tangible and intangible factors, all of which can change and cannot be predicted with certainty. We have no control over what other films or shows or content is released at the same time as our content and thus we cannot know, but it is always possible, that another film or show's content may be more desirable than our own and we are unsuccessful in competing in the marketing. No assurance can be given that the Picture will appeal to the public or that other shows and films may not be more appealing and therefore reduce the demand to view the Picture. Accordingly, there is a substantial risk that the Picture will not be commercially successful, in which case the Issuer may be unable to recoup costs associated with the production of the Picture or realize revenues or profits from the sale of the Picture.

***The Picture may not succeed if it receives unfavorable reviews***. The financial success of a television Picture, in large measure, depends on the reaction of the public, which is often influenced by professional reviewers or critics for newspapers, television and other media. It is impossible to judge in advance what the reaction of these reviewers and critics will be to the Picture. To the extent that the Picture receives unfavorable reviews from these reviewers and critics, its chances of success may be substantially diminished.

***Technological advances may reduce demand for films and televisions***.  The entertainment industry in general, and the motion picture and television industry in particular, are continuing to undergo significant changes, primarily due to technological developments. Because of this rapid growth of technology, shifting consumer tastes and the popularity and availability of other forms of entertainment, it is impossible to predict the overall effect these factors will have on the potential revenue from and profitability of an episodic television Picture.

***The Issuer's actual operating results may differ from its initial estimates***. The Issuer's operating results depend on production costs, public tastes and promotion success. The Issuer expects to generate its future revenues from the distribution and exploitation of the Picture and the rights therein. The Issuer's future revenues will depend on getting the Picture produced and into distribution, upon the timing and the level of market acceptance of the Picture, as well as upon the ultimate cost to produce, distribute and promote it. The revenues derived from the distribution of the Picture depend primarily on its acceptance by the public, which cannot be predicted and does not necessarily bear a direct correlation to the production costs incurred. The commercial success of the Picture will also depend upon terms and conditions of its distribution, promotion and marketing and certain other factors. Accordingly, the Issuer's revenues are, and will continue to be, extremely difficult to forecast.

***There is no guarantee revenues will remain consistent over time*** It is likely that revenues generated from the Picture will not remain consistent over time. Even if the Issuer is successful in creating, marketing, and distributing the Picture, revenues generated upon initial release of the Picture will likely decrease over time as subsequent release windows are exploited. Further, once production, marketing, and distribution of the Picture is complete, revenues from the Picture are likely to decrease over time.

***The Picture will be subject to common risks associated with the costs of production and distribution of a motion Picture***. Production and distribution costs for the Picture are just an estimate and may significantly increase at any time depending on a variety of unknown outside influences. Additionally, some specific costs of currently expected expenditures are for items that are not yet under contract at a fixed price, and may ultimately cost more than currently anticipated.

***Force Majeure Events can materially impact Issuer's business***. There are certain events, including but not limited to, (i) acts of God, floods, droughts, earthquakes, or other natural disasters, (ii) epidemics or pandemics, (iii) terrorist attacks, civil war, civil commotion or riots, war, threat of or preparation for war, armed conflict, imposition of sanctions, embargoes, or (iv) interruption or failure of utility services (collectively, "Force Majeure Events"), each of which can have an impact on our business operations, supply chains, travel, commodity prices, consumer confidence and business forecasts and could complicate our ability to produce and distribute our Picture. Implementing health and safety measures during production of the Picture could also add significant costs to our estimated production budgets and delay the release of the same.

***General economic conditions can materially impact Issuer's business***. The financial success of the Issuer may be sensitive to adverse changes in general economic conditions in the United States, such as recession, inflation, unemployment, and interest rates, and overseas, such as currency fluctuations. Such changing conditions could reduce demand in the marketplace for the Picture.  Additionally, adverse changes in global and domestic economic conditions or a worsening of the United States economy could materially and adversely affect the Issuer. The commercial success of a television Picture depends significantly on consumer confidence and discretionary spending, which are still under pressure from the United States and global economic conditions. A worsening of the economic downturn and decrease in consumer spending, especially discretionary spending for nonessential products and services, may adversely impact the Picture or our ability to implement our business strategy.

***The Issuer intends to distribute the Picture on Angel Studios, Inc***. The Issuer has a license agreement to distribute the Picture through Angel Studios' provided the Picture passes the Angel Guild and is deemed viable for theatrical and downstream distribution after voting by the Angel Guild. If the final picture is not viewed favorably by the Angel Guild, Angel may elect to no distribute the Picture which would require us to find alternative distribution which may be more costly and result in less revenue to our company.  Distribution channels and methods can also fall out of grace with users/viewers and we may not be able to adapt quickly enough to keep momentum for the adoption of viewers of our content.

***The Issuer will have to rely on the services of professionals and other key personnel who may be difficult to replace and the loss of any such persons could adversely affect the Issuer's business***. If the Issuer is not able to retain the services of key personnel retained by management, there will be a material adverse effect on the Issuer. If any one of these individuals becomes incapacitated or otherwise becomes unavailable, a qualified successor would have to be engaged. The Issuer may elect to offer equity in the Issuer to key production personnel (such as producers, writers, actors, stunt coordinators and unit production managers) as a means of obtaining the best possible crew at the lowest up-front cost. The Picture' production and completion may be adversely affected if new personnel must be engaged, or if such personnel demand more favorable compensation. No assurance can be given that a qualified successor could be engaged. These professionals and key personnel also may be involved in other projects that may take them away from the production of the Picture and cause delays, all of which may increase the cost of production of the Picture and decrease the likelihood of being able to complete the Picture, which would have an adverse effect on the Issuer's business and prospects.

***Issuer's competitors, which include large and small studios and production companies, may have significantly greater financial and marketing resources, as well as experience, than we do***. Issuer is a small and unproven entity as compared to our competitors. We will compete with film studios, both large and small, production companies, independent producers and agencies. Most of the major United States studios are part of large diversified corporate group with a variety of other operations, including television networks and cable channels, that can provide both the means of distributing their products and stable sources of earnings that may allow them better to offset fluctuations in the financial performance of their operations. The major studios have more resources with which to compete for ideas, storylines and shooting outlines. This may have a material adverse effect on Issuer's business, results of operations and financial condition. In addition, some established smaller studios, production companies and agencies may have significantly greater financial and marketing resources than Issuer. Issuer will principally depend on the business contacts of its executive officers. There are no assurances that this approach will be successful.

***Issuer will be required to raise additional capital to fully fund its business plan and expand its operations***. Currently, Issuer has no revenue-generating activities. The purpose of this Offering is to raise up to $124,000 which will be used, towards the pre-production of the Picture. Part of the monies received through this Offering will be allocated to ongoing treatment and shooting outline, with the balance allocated towards marketing and production. In addition to this Offering, Issuer will raise additional capital through i) a separate offering of securities being made in reliance on an exemption from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"), pursuant to Rule 506(b) of Regulation D of the Securities Act (the "Preferred Offering"); ii) procuring notes against anticipated foreign pre-sales and tax rebates for film production.  Total additional financing necessary to complete production of the Picture is approximately **$14,117,754** ($9,999,133 net cost after tax and other incentives and including $1,442,236 in post-production cost). Such terms of the Preferred 11 Offering, and the securities issued thereto, may be superior to those terms for the Securities through this Offering, and therefore may not be on terms preferable to Investors in this Offering.

Additional capital may not be available at such times or in amounts as needed by Issuer. Even if capital is available, it might be available only on unfavorable terms to Issuer and the Investors in this Offering. Any additional equity or convertible debt financing into which Issuer might enter could be dilutive to our then existing equity holders, including Investors to this Offering. Any future debt financing into which Issuer enters may impose covenants upon Issuer that restrict its operations, including limitations on its ability to incur liens or additional debt, pay profit distributions, repurchase its equity, make certain investments and engage in certain merger, consolidation or asset sale transactions. Any debt financing or additional equity that Issuer might raise may contain terms that are not favorable to Issuer or our existing equity holders. If Issuer determines the need to raise additional funds through collaboration and licensing arrangements with third parties, such agreements may be necessary to relinquish some rights to our manuscripts, or grant licenses on terms that are not favorable to Issuer. If access to sufficient capital is not available as and when needed, Issuer could be materially impaired and may be required to cease operations, curtail the acquisition, recycling or marketing of manuscripts, or Issuer may be required to significantly reduce expenses, sell assets, seek a merger or joint venture partner, file for protection from creditors or liquidate all of its assets.

***Substantial delays between the completion of this Offering and the production of the Picture may cause Issuer's expenses to be increased and it may take the Issuer longer to generate revenues***. Issuer cannot be certain when it will begin production of the Picture. Any actor playing a leading role, and other members of our production team, will need to complete, delay or abandon other potential obligations before production of the Picture will begin. While the Issuer intends on beginning production of the Picture as soon as practical after sufficient proceeds are raised, the Issuer has no way of predicting exactly when it will raise sufficient capital from the Offering to begin production of the Picture. Therefore, the Issuer has no way to predict the availability of its principal cast and creative staff.

***Budget overruns may adversely affect the Issuer's business***. Actual production costs may exceed their budget, sometimes significantly. Risks, such as labor disputes, death or disability of star performers, rapid high technology changes relating to special effects, or other aspects of production, such as shortages of necessary equipment, damage to film negatives, master tapes and recordings, data breaches, or adverse weather conditions, may cause cost overruns and delay or frustrate completion of the Picture. If any of the Picture incurs substantial budget overruns, the Issuer may have to seek additional financing from outside sources to complete production. No assurance can be given as to the availability of such financing on terms acceptable to the Issuer. In addition, if a production incurs substantial budget overruns, there can be no assurance that such costs will be recouped, which could have a significant adverse impact on the Issuer's business, results of operations or financial results.

***Production of a television Picture is a time consuming process***. Issuer intends to commence production of the Picture shortly after completion of this Offering. The production and distribution of a television Picture is a time consuming process. Pre-production on a picture will generally extend for a minimum of two or three months or more. Principal photography may extend for several months or more. Post-production may extend from three or four months or more. Distribution and exhibition of television Picture may continue for months or years before any revenue is realized or generated, if at all.

***The premature abandonment of projects may result in losses to investors and impair Issuer's overall results of operations***.  The production and distribution of the Picture may be abandoned at any stage if further expenditures do not appear commercially feasible, with the resulting loss of some or all of the funds previously expended on the development, production or distribution of our Picture, including funds expended in connection with the development of any screenplays and pre-production of the Picture. In the event that Issuers determines that it is in the best interest of its equity holders to abandon the project, it is unlikely that we will be able to recoup any of our costs.

***Issuer's success depends on protecting its intellectual property***. Issuer's success will depend, in part, on its ability to protect its proprietary rights in the Picture. Issuer will rely primarily on a combination of copyright laws and other methods to protect its respective proprietary rights in the Picture. However, there can be no assurance that such measures will protect Issuer's proprietary information, or that its competitors will not develop screenplays for feature films or shows otherwise similar to the Picture, or that the Issuer will be able to prevent competitors from developing a similar television Picture for production. The Issuer believes that its proprietary rights will not infringe on the proprietary rights of third parties. However, there can be no assurance that third parties will not assert infringement claims against the Issuer in the future with respect to the Picture. Such assertion may require the Issuer to incur substantial legal fees and costs in order to protect its rights, or possibly enter into arrangements on terms unfavorable to it in order to settle such claims. To the extent that the Issuer fails to adequately protect its respective intellectual property rights in the Picture, or if the financial burden of enforcing its rights becomes too cost-prohibitive, Issuer may be unable to continue to implement its business strategy, which would have a material adverse effect on Issuer's business, prospects, financial condition, and results of operations. Furthermore, the Issuer may enter into a Campaign Booster Loan and Security Agreement with Angel Studios, Inc. to be used towards funding the initial advertisements related to this Offering. The Campaign Booster Loan and Security Agreement with Angel Studios, Inc., once signed, will include Issuer's valuable intellectual property, including the Picture, as collateral. While this arrangement will provide Issuer with the necessary funds to support its business operations and growth initiatives, it also exposes Issuer to certain risks. In the event of a default on the loan, Angel Studios, Inc. may have the right to foreclose on and secure ownership of Issuer's intellectual property, which could have severe implications for Issuer's business. Losing control over Issuer's intellectual property could undermine Issuer's competitive advantage and impair its ability to develop, market, and protect its products and services. Additionally, if Angel Studios, Inc. forecloses on Issuer's intellectual property, Issuer may face difficulties in making distributions to Investors, raising funds or securing additional loans in the future, which may lead to a decline in revenue, loss of customers, and damage to Issuer's reputation.

***Issuer may not generate sufficient cash flow to make distributions to Investors.*** There is no assurance that Issuer will ever have income sufficient to cover our expenses and have sufficient cash flow to make distributions to Investors in the Offering. Even if Issuer is able to make distributions, Issuer cannot make any assurance concerning the timing or amounts of such distributions. Investors may be required to bear the economic risk of his, her or its investment for an indefinite period of time, including the potential for a complete loss of his her or its investment.

## 8. Financial Condition

Most Recent Fiscal Year End: December 31, 2024

Revenue: $0

Net Income: $0

Cash on Hand: $0

Debt: $0

Accounting Method: Accrual

## 9. Intermediary

Portal Name: VAS Portal, LLC

CIK number of intermediary: 0001749383

SEC File Number: 007-00165

CRD number, if applicable, of intermediary: 298941

## 10. Signature

Issuer Signature:

I, Arthur Van Wagenen, certify that:

**(1)** the financial statements of Tollers and Jack, LLC included in this Form are true and complete in all material respects; and

**(2)** No tax return for Tollers and Jack, LLC was filed for the fiscal year ended 2024; and

(3) Tollers and Jack, LLC has not previously failed to file a Form C-AR, since this Offering is its first Reg CF offering.

By: /s/ Arthur VanWagenen

Title: Manager, Chief Executive Officer

Date: May 1, 2025

**EXHIBIT A**

**Production Budget Top Sheet *(subject to change)***

**Acct# Category Description Page Total**
1000 STORY & OTHER RIGHTS 1 $271,549
1050 DEVELOPMENT 2 $25,641
1100 PRODUCERS 2 $880,179
1200 DIRECTORS 3 $376,006
1300 CAST 4 $1,510,030
1400 ABOVE-THE-LINE TRAVEL & LIVING 11 $361,141
**Total Above-The-Line $3,424,546**

1450 EXTRA TALENT 14 $196,106
1500 CREW: PRODUCTION 14 $729,428
1600 CREW: ASST. DIRECTORS /CONTINUITY 20 $228,435
1700 CREW: CAMERA, VIDEO & GRIP 23 $334,428
1800 CREW: SOUND RECORDING 27 $61,864
1900 CREW: LIGHTING 28 $382,849
2000 CREW: ART DEPARTMENT 31 $868,586
2100 CREW: WARD/MAKE-UP/HAIR 37 $496,218
2200 CREW: EDITING 41 $156,246
2250 CREW: 2ND UNIT & OVERTIME 42 $272,994
2300 MATERIALS - ART DEPARTMENT 45 $903,846
2350 MATERIALS - SFX 52 $102,244
2400 MATERIALS - WARD/MAKE-UP/HAIR 52 $249,358
2500 SET OPERATIONS 53 $505,577
2600 PRODUCTION OFFICE & STORES 56 $114,230
2700 LOCATIONS 58 $1,003,740
3000 BTL TRAVEL & TRANSPORTATION 68 $600,610
3100 BTL LIVING 72 $332,898
**Total Production $7,539,657**

3500 PICTURE/SOUND/POST-PRODUCTION 75 $1,184,549
3600 POST PRODUCTION COSTS 78 $65,379
3700 MUSIC 79 $192,308
3800 ARCHIVE MATERIAL 80 $0
3900 TITLES 80 $0

**Total Post Production $1,442,236**
5000 INSURANCE 81 $107,692
5100 PUBLICITY 81 $0
5200 GENERAL EXPENSES 81 $153,524
5400 OVERHEAD FEES 83 $166,667
FELLOWSHIP - Greenlight Budget Jun 25, 2024**Acct# Category Description Page Total**

**Total Other $427,883**
Contingency 10% $1,283,432
**Total Other $1,283,432**
**Total Above-The-Line $3,424,546**
**Total Below-The-Line $10,693,208**
**Total Above and Below-The-Line $14,117,754**

**Grand Total $14,117,754**
UK AVEC-Indy Production Tax Credit - Estimate Only $(3,931,122)
Finland VFX Credit Estimate Only $(187,500)
**Sub Total $(4,118,622)**

**Net Total $9,999,133**

## EXHIBIT B

## Pro Forma Income Statement (Dec 2023 and Dec 2024)

| Item | Amount (USD) |
|------|--------------|
| Revenue | $0 |

| Item | Amount (USD) |
|---|---|
| Cost of Goods Sold (COGS) | $0 |
| **Gross Profit** | $0 |
| Operating Expenses: | |
| – R&D / Development | $115,000 |
| – General & Administrative | $10,000 |
| **Total Operating Expenses** | $125,000 |
| **Operating Income (Loss)** | **($125,000)** |
| Interest Expense (Short-Term) | $500 |
| **Net Income (Loss) Before Tax** | **($125,500)** |
| Taxes (0% due to net loss) | $0 |
| **Net Loss** | **($125,500)** |

## Pro Forma Balance Sheet (as of Dec 31, 2023 and 2024)

| Assets | Amount (USD) |
|---|---|
| **Current Assets** | |
| – Cash & Cash Equivalents | $15,000 |
| – Prepaid Expenses | $0 |
| **Total Current Assets** | $15,000 |
| **Long-Term Assets** | |
| – Capitalized R&D Assets | $100,000 |
| – Equipment (net) | $0 |
| **Total Long-Term Assets** | $100,000 |

| Assets | Amount (USD) |
|---|---|
| **Total Assets** | **$125,000** |

| Liabilities & Equity | Amount (USD) |
|---|---|
| **Current Liabilities** | |
| – Short-Term Debt | $10,000 |
| – Accounts Payable | $0 |
| **Total Current Liabilities** | $10,000 |
| **Long-Term Liabilities** | |
| – Long-Term Debt | $50,000 |
| **Total Liabilities** | $60,000 |
| **Owner's Equity** | |
| – Owner Contributions | $190,500 |
| – Retained Earnings (Loss) | ($125,500) |
| **Total Equity** | $65,000 |
| **Total Liabilities & Equity** | **$125,000** |

## Notes

- **R&D Costs (Torch film)**: $115,000 incurred, of which $100,000 is capitalized as long-term assets.
- **Revenue**: None yet, as the company is still in development.
- **Debt Structure**:
  - $15,000 in short-term debt (e.g., convertible note).
- **Taxation**: Assumed to be pass-through (typical for LLCs), no income = no federal taxes.